Exhibit 99.1

ANOTHER YEAR OF SUSTAINED GROWTH,
ALL 2018 TARGETS MET OR EXCEEDED.
BUILDING OUR FUTURE PRODUCT RANGE

•	Total shipments of 9,251 units, up +10.2%

•	Net revenues of Euro 3,420 million, up +0.1% or +3.2% at constant currency(1)

•	Adj. EBITDA(2) of Euro 1,114 million, up 7.5% or +16.8% at constant currency(1)

•	Adj. diluted EPS(2) of Euro 3.40 (+20.6%)

•	Industrial free cash flow(2) generation of Euro 405 million, including the positive cash impact from the Patent Box benefit for 2015-2017

•	Net industrial debt(2) at Euro 340 million (Euro 240 million excluding share repurchases)

For the three months ended			(In Euro million, unless otherwise stated)		For the twelve months ended
December 31,					December 31,
2018	2017	Change			2018	2017	Change
2,398	2,017	381	19%	Shipments (in units)	9,251	8,398	853	10%
845	840	5	1%	Net revenues	3,420	3,417	3	0.1%
274	258	16	6%	EBITDA(2)	1,115	1,036	79	8%
274	258	16	6%	Adjusted EBITDA(2)	1,114	1,036	78	8%
32.4%	30.7%	+170 bps		Adjusted EBITDA margin(2)	32.6%	30.3%	+230 bps
195	194	1	1%	EBIT	826	775	51	7%
195	194	1	1%	Adjusted EBIT(2)	825	775	50	6%
23.1%	23.1%	-		Adjusted EBIT margin(2)	24.1%	22.7%	+140 bps
191	136	55	40%	Net profit	787	537	250	46%
191	136	55	40%	Adjusted net profit(2)	645	537	108	20%
1.01	0.72	0.29	40%	Basic earnings per share (in Euro)	4.16	2.83	1.33	47%
1.00	0.71	0.29	41%	Diluted earnings per share (in Euro)	4.14	2.82	1.32	47%
1.01	0.72	0.29	40%	Adjusted basic earnings per share (in Euro)(2)	3.41	2.83	0.58	21%
1.00	0.71	0.29	41%	Adjusted diluted earnings per share (in Euro)(2)	3.40	2.82	0.58	21%

Dec. 31,	Sep. 30,	Change		(Euro million)	Dec. 31,	Dec. 31,	Change
2018	2018				2018	2017
(340)	(372)	32	(9%)	Net industrial debt(2)	(340)	(473)	133	(28%)

2019 Guidance
The Group targets the following performance in 2019:
•    Net revenues: > Euro 3.5 billion, over 3% growth versus 2018
•    Adj. EBITDA: Euro 1.2-1.25 billion, approx. 10% growth versus 2018
•    Adj. EBIT: Euro 0.85-0.9 billion, approx. 6% growth versus 2018
•    Adj. diluted EPS (3): Euro 3.50-3.70 per share, approx. 6% growth versus 2018
•    Industrial free cash flow: ~ Euro 0.45 billion, over 10% growth versus 2018

[1]	The constant currency presentation eliminates the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges
[2]	Refer to specific note on non-GAAP financial measures
[3]	Calculated using the weighted average diluted number of shares for 2018

Maranello (Italy), January 31, 2019 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the fourth quarter and twelve months ended December 31, 2018.

Shipments(5)

For the three months ended				Shipments(5)	For the twelve months ended
December 31,				(units)	December 31,
2018	2017	Change			2018	2017	Change
1,046	799	247	31%	EMEA	4,227	3,737	490	13%
811	733	78	11%	Americas	3,000	2,811	189	7%
173	164	9	6%	China, Hong Kong and Taiwan	695	617	78	13%
368	321	47	15%	Rest of APAC	1,329	1,233	96	8%
2,398	2,017	381	19%	Total Shipments	9,251	8,398	853	10%

Shipments totaled     9,251 units in 2018, up 853 units or +10.2% vs. prior year. This achievement was driven by a 19.6% increase in sales of our 12 cylinder models (V12), while the 8 cylinder models (V8) grew by 7.3%. The V12 performance was mainly led by the 812 Superfast, partially offset by lower sales of LaFerrari Aperta that finished its limited series run. V8 performance was led by the ramp up of the Ferrari Portofino as well as the newly launched special series 488 Pista.
Growth in shipments occurred across all regions: EMEA(5) grew 13.1%, Americas(5) increased by 6.7%, China, Hong Kong and Taiwan(5), were up 12.6% and Rest of APAC(5) was up 7.8%.

[4]
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

[5]
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the three months ended			(Euro million)			For the twelve months ended
December 31,						December 31,
2018	2017	Change at			2018	2017	Change at
		current	constant				current	constant
		currency	currency				currency	currency
637	601	6%	7%	Cars and spare parts(6)	2,535	2,456	3%	7%
57	81	(29%)	(30%)	Engines(7)	284	373	(24%)	(24%)
126	124	2%	3%	Sponsorship, commercial and brand(8)	506	494	2%	5%
25	34	(27%)	(31%)	Other(9)	95	94	1%	3%
845	840	1%	1%	Total Net Revenues	3,420	3,417	0.1%	3%

Net revenues for 2018 increased by a few million to Euro 3,420 million, up 0.1% at current currency and up 3.2% at constant currency(1). Revenues in Cars and spare parts(6) (Euro 2,535 million, +3.2% at current currency or +6.9% at constant currency(1)) were supported by higher volumes led by the 812 Superfast, as well as the ramp up of the Ferrari Portofino and the 488 Pista. Additionally, pricing and personalization programs positively contributed along with deliveries of the Ferrari J50 and first deliveries of the FXX K EVO, which was partially offset by lower sales of LaFerrari Aperta. The erosion in Engines(7) revenues (Euro 284 million, -23.8% at current and constant currency(1)) reflected lower shipments to Maserati. Sponsorship, commercial and brand(8) revenues (Euro 506 million, +2.4% at current currency or +5.3% at constant currency(1)) were up thanks to stronger revenues from sponsorship as well as a higher 2017 championship ranking compared to 2016, partially offset by lower sales generated by other brand related activities. Currency, including translation and transaction impacts as well as foreign currency hedges, had a negative impact of Euro 105 million (mainly USD, GBP and JPY).

[6]	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
[7]	Includes the net revenues generated from the sale of engines to Maserati and the revenues generated from the rental of engines to other Formula 1 racing teams
[8]
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

[9]	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(2) and Adjusted EBIT(2)

For the three months ended			(Euro million)			For the twelve months ended
December 31,						December 31,
2018	2017	Change at			2018	2017	Change at
		current	constant				current	constant
		currency	currency				currency	currency
274	258	6%	8%	Adjusted EBITDA(2)	1,114	1,036	8%	17%
195	194	1%	2%	Adjusted EBIT(2)	825	775	6%	19%

2018 Adjusted EBIT(2) was Euro 825 million, +6.4% at current currency or +19.0% at constant currency(1). This was a result of higher volumes (Euro 118 million) along with positive contribution from personalization programs. Mix / price was negative (Euro 17 million) due to the combined impact of lower sales of LaFerrari Aperta and the strong increase of the Ferrari Portofino. This was partially offset by the solid performance of the 812 Superfast as well as pricing and deliveries of Ferrari J50 and FXX K EVO. Industrial costs / research and development costs slightly decreased (Euro 8 million), mainly due to lower spending in F1 activities. SG&A was mostly in line with prior year. Other increased (Euro 36 million) thanks to stronger revenues from sponsorship, higher 2017 championship ranking compared to 2016, as well as a final favorable ruling on a prior year’s legal dispute as announced in Q1 2018. This was partially offset by a lower contribution from other brand related activities and engines supplied to Maserati.

The tax rate was significantly reduced as a result of the advance agreement on Patent Box signed on September 11, 2018 with the Italian Revenue Agency, including a Euro 141 million benefit for the three-year period 2015-2017 recognized in the third quarter, as well as that for 2018.

As a result of the items described above, diluted earnings per share reached Euro 4.14, up 46.8% vs. prior year. Adjusted diluted earnings per share(2), excluding mainly the abovementioned 2015-2017 Patent Box benefit, was Euro 3.40, up 20.6% vs. prior year.

Industrial free cash flow(2) for the twelve months ended December 31, 2018 was Euro 405 million, driven by strong adjusted EBITDA(2), partially offset by capex spending of

Euro 637 million to support the evolution and hybridization of our product range. Industrial free cash flow(2) includes the positive cash impact from the Patent Box benefit for 2015-2017.

Net industrial debt(2) at December 31, 2018 – after Euro 100 million of share repurchases – was Euro 340 million, (-28.0%) versus a level of Euro 473 million at December 31, 2017.

2019 Guidance
The Group targets the following performance in 2019:

(€B, unless otherwise stated)	2018A	2019E	Delta %
NET REVENUES	3.4	>3.5	>+3%
ADJ. EBITDA (margin %)	1.1 32.6%	1.2-1.25 ~34%	~+10%
ADJ. EBIT (margin %)	0.825 24.1%	0.85-0.9 ~24.5%	~+6%
ADJ. DILUTED EPS(3) (€)	3.40	3.50-3.70	~+6%
IND. FCF	0.4	~0.45	>+10%

2018 highlights
488 Pista: on February 21, 2018, the Group announced that it had selected the 88th edition of the Geneva International Motor Show for the world premiere of the 488 Pista, the Group’s successor to Ferrari’s V8-engined special series. The 488 Pista marks a significant step forward from the previous special series in terms of both performance dynamics and for the level of technological carryover from racing.

The 3.9-litre V8 takes the “International Engine of the Year Award”: on June 5, 2018, the latest iteration of Ferrari’s turbo-charged V8 that equips, in various forms, all Ferrari’s V8-engined cars, received the award for the best engine in the world for the third year running in the 2018 International Engine of the Year Awards. Additionally Ferrari’s turbo-charged V8 was voted the best engine of the last 20 years.

Ferrari takes the “Red Dot: Best of the Best” design award: On July 10, 2018, for the fourth year running, Ferrari received the “Red Dot: Best of the Best” award for the ground-breaking design of the newly launched Ferrari Portofino. The jury of international designers also assigned two Red Dot awards to Ferrari for outstanding design quality to Ferrari on the 812 Superfast and the FXX K EVO.

488 Pista Spider: on August 25, 2018, the Ferrari 488 Pista Spider was unveiled during the Concours d’Elegance at Pebble Beach. The 50th open-top model produced by the Prancing Horse is the company's highest ever performing Ferrari spider, with a record power-to-weight ratio of 1.92 kg/hp.
It combines the finest race-developed technological solutions with the joy of en plein air driving to deliver an exhilarating experience behind the wheel.
The model’s engine, dynamics and aerodynamics are derived from two track cars: the 488 Challenge and the 488 GTE. The latter won the GT class of the FIA World Endurance Championship in 2017, thus giving Ferrari a total of five GT Manufacturers’ titles since the championship’s inception in 2012. Furthermore, this model has very clearly benefited from the extensive development work done to produce the coupé version, the 488 Pista.

Ferrari Monza SP1 and SP2: on September 17, 2018 the Ferrari Monza SP1, together with the Monza SP2 were unveiled on the eve of the Capital Markets Day. They are the first in a new concept, known as ‘Icona’ (Icon), that taps into a leitmotif of the most evocative cars in the company’s illustrious and unique history to create a new segment of special limited series cars for clients and collectors. The intention is to use a contemporary aesthetic to reinterpret a timeless style, with technologically advanced components and the highest performance possible through continuous innovation.

Capital Markets Day: on September 18, 2018, Management outlined the plans and initiatives to achieve its key financial targets and its financial policy to 2022, including a dividend payout ratio increase to 30%, along with a     share repurchase program of Euro 1.5 billion to be executed over the 2019-2022 period in relation to the growth of our industrial free cash flow.

First tranche of the multi-year (2019-2022) share repurchase program of Euro 1.5 billion: after completing a Euro 100 million repurchase program in 2018, on December 28, 2018 Ferrari announced its intention to commence a Euro 150 million share repurchase program to be completed by June 27, 2019, as the first tranche of a multi-year Euro 1.5 billion total share repurchase program expected to be executed by 2022 in line with the disclosure made during the 2018 Capital Markets Day.
On January 28, 2019, the Company announced to have repurchased 218,198 common shares for a total invested consideration of approx. Euro 21 million.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2019 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; the Group’s ability to achieve its key financial targets and financial policy; the Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products;

the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology, and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

Total Net Revenues, EBITDA, adj. EBITDA, EBIT and adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2018 at	2018 at		2018 at	2018 at
current	constant		current	constant
currency	currency		currency	currency
637	633	Cars and spare parts	2,535	2,601
57	57	Engines	284	284
126	125	Sponsorship, commercial and brand	506	516
25	24	Other	95	97
845	839	Total Net Revenues	3,420	3,498

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2018		2018
195	EBIT	826
195	Adjusted EBIT	825
(10)	Currency (including hedges)	65
185	EBIT at constant currency	891
185	Adjusted EBIT at constant currency	890

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2018		2018
274	EBITDA	1,115
274	Adjusted EBITDA	1,114
(10)	Currency (including hedges)	65
264	EBITDA at constant currency	1,180
264	Adjusted EBITDA at constant currency	1,179

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2018	2017	Change		2018	2017	Change
191	136	55	Net profit	787	537	250
(4)	54	(58)	Income tax expense / (benefit)	16	209	(193)
8	4	4	Net financial expenses	23	29	(6)
79	64	15	Amortization and depreciation	289	261	28
274	258	16	EBITDA	1,115	1,036	79

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2018	2017	Change		2018	2017	Change
274	258	16	EBITDA	1,115	1,036	79
-	-	-	Release of charges related to Takata airbag inflator recalls	(1)	-	(1)
274	258	16	Adjusted EBITDA	1,114	1,036	78

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2018	2017	Change		2018	2017	Change
195	194	1	EBIT	826	775	51
-	-	-	Release of charges related to Takata airbag inflator recalls	(1)	-	(1)
195	194	1	Adjusted EBIT	825	775	50

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2018	2017	Change		2018	2017	Change
191	136	55	Net profit	787	537	250
-	-	-	Release of charges related to Takata airbag inflator recalls (net of tax effect)	(1)	-	(1)
-	-	-	Patent Box benefit for the period 2015-2017	(141)	-	(141)
191	136	55	Adjusted net profit	645	537	108

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro per common share)	For the twelve months ended
December 31,				December 31,
2018	2017	Change		2018	2017	Change
1.01	0.72	0.29	Basic EPS	4.16	2.83	1.33
-	-	-	Release of charges related to Takata airbag inflator recalls (net of tax effect)	(0.01)	-	(0.01)
-	-	-	Patent Box benefit for the period 2015-2017	(0.74)	-	(0.74)
1.01	0.72	0.29	Adjusted basic EPS	3.41	2.83	0.58
1.00	0.71	0.29	Diluted EPS	4.14	2.82	1.32
-	-	-	Release of charges related to Takata airbag inflator recalls (net of tax effect)	(0.01)	-	(0.01)
-	-	-	Patent Box benefit for the period 2015-2017	(0.74)	-	(0.74)
1.00	0.71	0.29	Adjusted diluted EPS	3.40	2.82	0.58

Basic and diluted EPS

For the three months ended			(Euro million, unless otherwise stated)	For the twelve months ended
December 31,				December 31,
2018	2017	Change		2018	2017	Change
190	135	55	Net profit attributable to the owners of the Company	785	535	250
188,294	188,954		Weighted average number of common shares (thousand)	188,606	188,951
1.01	0.72	0.29	Basic EPS (in Euro)	4.16	2.83	1.33
189,081	189,759		Weighted average number of common shares for diluted earnings per common share (thousand)	189,394	189,759
1.00	0.71	0.29	Diluted EPS (in Euro)	4.14	2.82	1.32

Net Industrial Debt, defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,
	2018	2018	2018	2018	2017
Net Industrial debt	(340)	(372)	(472)	(413)	(473)
Funded portion of the self-liquidating financial receivables portfolio	793	762	731	666	685
Net debt	(1,133)	(1,134)	(1,203)	(1,079)	(1,158)
Cash and cash equivalents	794	753	650	743	648
Total debt	(1,927)	(1,887)	(1,853)	(1,822)	(1,806)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2018	2017		2018	2017
315	156	Cash flow from operating activities	935	671
(234)	(140)	Cash flows used in investing activities(10)	(637)	(387)
81	16	Free Cash Flow	298	284
36	(3)	Change in the self-liquidating financial receivables portfolio	107	44
117	13	Free Cash Flow from Industrial Activities(11)	405	328

[10]	Cash flow used in investing activities for the twelve months ended December 31, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million.
[11]	Free cash flow from industrial activities for the three and twelve months ended December 31, 2018 includes Euro 1 million of quick refund to shareholders due to eligibility for withholding exemption.

On January 31, 2019, at 3.30 p.m. CET, management will hold a conference call to present the FY 2018 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977